Exhibit 12.1
Bancorp Rhode Island, Inc.
Computation of Earnings to Fixed Charges
(In Thousands)

	Six
	Months
	Ended
	June 30,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004

Ratio 1: including deposit interest
Earnings:
Income before income taxes	$3,248	$13,571	$13,304	$11,287	$14,409	$12,910
Fixed charges	14,929	35,388	45,312	39,480	27,060	19,966

Total	18,177	48,959	58,616	50,767	41,469	32,876

Fixed charges:
Interest-bearing demand	32	162	391	356	590	1,172
Money market accounts	52	69	135	161	235	213
Savings accounts	2,013	7,042	11,028	7,929	4,734	3,899
Certificate of deposit accounts	6,621	14,306	17,676	14,030	8,962	5,638
Other borrowings	5,590	12,402	14,087	15,038	10,826	7,662
Subordinated debentures	389	949	1,509	1,460	1,272	1,041
Portion of rents representative of the interest factor (1/3) of rental expense	232	458	486	506	441	341

Total fixed charges	$14,929	$35,388	$45,312	$39,480	$27,060	$19,966

Ratio of earnings to fixed charges (times)	1.22	1.38	1.29	1.29	1.53	1.65

Ratio 2: excluding deposit interest
Earnings:
Income before income taxes	$3,248	$13,571	$13,304	$11,287	$14,409	$12,910
Fixed charges	6,211	13,809	16,082	17,004	12,539	9,044

Total	9,459	27,380	29,386	28,291	26,948	21,954

Fixed charges:
Other borrowings	5,590	12,402	14,087	15,038	10,826	7,662
Subordinated debentures	389	949	1,509	1,460	1,272	1,041
Portion of rents representative of the interest factor (1/3) of rental expense	232	458	486	506	441	341

Total fixed charges	$6,211	$13,809	$16,082	$17,004	$12,539	$9,044

Ratio of earnings to fixed charges (times)	1.52	1.98	1.83	1.66	2.15	2.43